UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO.2)*

                                 VitalWorks Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    928483106
                                 (CUSIP Number)

                                  July 20, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corsair Capital Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,256,981

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,256,981

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,256,981

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.2%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Long Short International, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             198,500

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             198,500

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             198,500

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.5%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Select, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,264,868

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,264,868

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,264,868

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.9%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Partners 100, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             95,311

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             95,311

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             95,311

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.2%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Investors, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             276,349

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             276,349

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             276,349

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.6%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Management, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             4,092,009

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             5,039,209

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,039,209

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.6%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             52,300

6.      SHARED VOTING POWER

             4,092,009

7.      SOLE DISPOSITIVE POWER

             52,300

8.      SHARED DISPOSITIVE POWER

             5,039,209

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,091,509

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.7%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Steven Major

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             80,900

6.      SHARED VOTING POWER

             4,092,009

7.      SOLE DISPOSITIVE POWER

             80,900

8.      SHARED DISPOSITIVE POWER

             5,039,209

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,120,109

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.8%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Shai Gerson

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             12,830

6.      SHARED VOTING POWER

             0

7.      SOLE DISPOSITIVE POWER

             12,830

8.      SHARED DISPOSITIVE POWER

             0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,830

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.02%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed with respect to the shares of common stock, having $.001 par value per share (the "Common Stock"), of VitalWorks Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of July 27, 2004, and amends and supplements the Schedule 13G filed by the Reporting Persons on February 17, 2004, as amended on April 23, 2004 (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

     The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. ("Corsair Capital"), Corsair Long Short International, Ltd. ("Corsair International"), Corsair Select, L.P. ("Corsair Select"), Corsair Capital Partners 100, L.P. ("Corsair 100"), Corsair Capital Investors, Ltd. ("Corsair Investors"), Corsair Capital Management, L.L.C. ("Corsair Management"), Jay R. Petschek ("Mr. Petschek"), Steven Major ("Mr. Major") and Shai Gerson ("Mr. Gerson" and collectively, the "Reporting Persons"). Corsair Management is the investment manager of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors and the manager of other separate accounts. Messrs. Petschek and Major are the controlling persons of Corsair Management. Mr. Gerson is an employee of Corsair Management. Each of the other Reporting Persons disclaims beneficial and pecuniary interest in the shares of Common Stock beneficially owned by Mr. Gerson and Mr. Gerson disclaims beneficial and pecuniary interest in the shares of Common Stock beneficially owned by each of the other Reporting Persons.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address for each of Corsair Capital, Corsair Select, Corsair 100, Corsair Management, Mr. Petschek, Mr. Major and Mr. Gerson is 350 Madison Avenue, 9th Floor, New York, New York 10017.

     The principal business address for each of Corsair International and Corsair Investors is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).      CITIZENSHIP:

     Each of Corsair Capital, Corsair Select and Corsair 100 is a limited partnership formed under the laws of the State of Delaware.

     Corsair Management is a limited liability company formed under the laws of the State of Delaware.

     Each of Corsair International and Corsair 100 is an exempted company formed under the laws of the Cayman Islands, British West Indies.

     Each of Mr. Petschek, Mr. Major and Mr. Gerson is a citizen of the United States.

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:

               Corsair  Capital  beneficially  owns  2,256,981  shares of Common
               Stock.

               Corsair International beneficially owns 198,500 shares of Common Stock.

               Corsair  Select  beneficially  owns  1,264,868  shares  of Common
               Stock.

               Corsair 100 beneficially owns 95,311 shares of Common Stock.

               Corsair  Investors  beneficially  owns  276,349  shares of Common
               Stock.

               Corsair Management, as the investment manager of each of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors is deemed to beneficially own the 4,092,000 shares of Common Stock beneficially owned by them and an additional 947,200 shares of Common Stock held in separate accounts managed by it.

               Mr. Petschek, as a controlling person of Corsair Management, is deemed to beneficially own the 5,039,209 shares of Common Stock beneficially owned by Corsair Management and the beneficial owner of an additional 52,300 shares of Common Stock that he owns personally or through separate accounts managed by him.

               Mr. Major is a controlling person of Corsair Management and is deemed to beneficially own the 5,039,209 shares of Common Stock beneficially owned by Corsair Management and the beneficial owner of an additional 80,900 shares of Common Stock that he owns personally or through separate accounts managed by him.

               Mr. Gerson is the beneficial owner of 12,830 shares of Common Stock that he owns personally.

               Collectively, the Reporting Persons beneficially own 5,185,239 shares of Common Stock.

         (b)   Percent of Class:

               Corsair Capital's beneficial ownership of 2,256,981 shares of Common Stock represents 5.2% of all the outstanding shares of Common Stock.

               Corsair International's beneficial ownership of 198,500 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

               Corsair Select's beneficial ownership of 1,264,868 shares of Common Stock represents 2.9% of all the outstanding shares of Common Stock.

               Corsair 100's beneficial ownership of 95,311 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

               Corsair Investors' beneficial ownership of 276,349 shares of Common Stock represents 0.6% of all the outstanding shares of Common Stock.

               Corsair Management's beneficial ownership of 5,039,209 shares of Common Stock represents 11.6% of all the outstanding shares of Common Stock.

               The 5,091,509 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 11.7% of all the outstanding shares of Common Stock.

               The 5,120,109 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 11.8% of all the outstanding shares of Common Stock.

               Mr. Gerson's beneficial ownership of 12,830 shares of Common Stock represents 0.02% of all the outstanding shares of Common Stock.

               Collectively, the Reporting Persons beneficially own 5,185,239 shares of Common Stock representing 11.9% of all the outstanding shares of Common Stock.

         (c)   Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

                    Mr. Petschek has the sole power to vote or to direct the vote of the 52,300 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

                    Mr. Major has the sole power to vote or to direct the vote of the 80,900 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

                    Mr. Gerson has the sole power to vote or to direct the vote of the 12,830 shares of Common Stock beneficially owned by him personally.

              (ii) Shared power to vote or to direct the vote of shares of Common Stock:

                    Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 2,256,981 shares of Common Stock.

                    Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 198,500 shares of Common Stock.

                    Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 1,264,868 shares of Common Stock.

                    Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 95,311 shares of Common Stock.

                    Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 276,349 shares of Common Stock.

              (iii) Sole power to  dispose  or to direct  the  disposition  of shares of Common Stock:

                    Mr. Petschek has the sole power to dispose or to direct the disposition of the 52,300 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

                    Mr.  Major has the sole  power to  dispose  or to direct the
                    disposition   of  the   80,900   shares  of   Common   Stock
                    beneficially  owned by him  personally.

                    Mr.  Gerson  has the sole  power to dispose or to direct the
                    disposition   of  the   12,830   shares  of   Common   Stock
                    beneficially  owned by him  personally.

              (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                    Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 2,256,981 shares of Common Stock.

                    Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 198,500 shares of Common Stock.

                    Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 1,264,868 shares of Common Stock.

                    Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 95,311 shares of Common Stock.

                    Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 276,349 shares of Common Stock.

                    Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 947,200 shares of Common Stock held in separate accounts managed by Corsair Management.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B.

ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  August 5, 2004            CORSAIR CAPITAL PARTNERS, L.P.
                                     By:  Corsair Capital Advisors, L.L.C.,
                                              General Partner

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member

                                     CORSAIR LONG SHORT INTERNATIONAL, LTD.
                                     By:  Corsair Capital Management, L.L.C.,
                                              Director

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member


                                     CORSAIR SELECT, L.P.
                                     By:  Corsair Select Advisors, L.L.C.,
                                              General Partner

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member


                                     CORSAIR CAPITAL INVESTORS, LTD.
                                     By:  Corsair Capital Management, L.L.C.,
                                              Director

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member

                                     CORSAIR CAPITAL PARTNERS 100, L.P.
                                     By:  Corsair Capital Advisors, L.L.C.,
                                              General Partner

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member

                                     CORSAIR CAPITAL MANAGEMENT, L.L.C.

                                     By: /s/ Steven Major, Managing Member
                                         ---------------------------------
                                             Steven Major, Managing Member


                                     /s/ Jay R. Petschek
                                     -------------------
                                         Jay R. Petschek

                                     /s/ Steven Major
                                     -------------------
                                         Steven Major


                                     /s/ Shai Gerson
                                     -------------------
                                         Shai Gerson

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of VitalWorks Inc. dated as of August 5, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 5, 2004            CORSAIR CAPITAL PARTNERS, L.P.
                                     By:  Corsair Capital Advisors, L.L.C.,
                                              General Partner

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member

                                     CORSAIR LONG SHORT INTERNATIONAL, LTD.
                                     By:  Corsair Capital Management, L.L.C.,
                                              Director

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member


                                     CORSAIR SELECT, L.P.
                                     By:  Corsair Select Advisors, L.L.C.,
                                              General Partner

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member


                                     CORSAIR CAPITAL INVESTORS, LTD.
                                     By:  Corsair Capital Management, L.L.C.,
                                              Director

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member

                                     CORSAIR CAPITAL PARTNERS 100, L.P.
                                     By:  Corsair Capital Advisors, L.L.C.,
                                              General Partner

                                          By: /s/ Steven Major, Managing Member
                                              ---------------------------------
                                                  Steven Major, Managing Member

                                     CORSAIR CAPITAL MANAGEMENT, L.L.C.

                                     By: /s/ Steven Major, Managing Member
                                         ---------------------------------
                                             Steven Major, Managing Member


                                     /s/ Jay R. Petschek
                                     -------------------
                                         Jay R. Petschek

                                     /s/ Steven Major
                                     -------------------
                                         Steven Major


                                     /s/ Shai Gerson
                                     -------------------
                                         Shai Gerson

                                    EXHIBIT B


Corsair Capital Partners, L.P.

Corsair Long Short International, Ltd.

Corsair Select, L.P.

Corsair Capital Partners 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Capital Management, L.L.C. (except with respect to shares of Common
         Stock held in separate accounts managed by it)

Jay R. Petschek (except with respect to shares of Common Stock owned personally or through separate accounts managed by either Mr. Major or Mr. Gerson)

Steven Major (except with respect to shares of Common Stock owned personally or through separate accounts managed by either Mr. Petschek or Mr. Gerson)

Shai Gerson*

*Each of the other Reporting Persons disclaims beneficial and pecuniary interest with respect to the shares of Common Stock beneficially owned by Mr. Gerson. Mr. Gerson disclaims beneficial and pecuniary interest with respect to any shares of Common Stock beneficially owned by any of the other Reporting Persons.